FIDELITY BOND AGREEMENT

This Agreement (the “Agreement”) dated March 25, 2010, and as amended on August 25, 2010, is made by and among each series of DoubleLine Funds Trust (the “Trust”) specified in Schedule A, as amended from time to time, to this Agreement (each a “Fund” and together the “Funds”).

WITNESSETH:

WHEREAS, the Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Funds jointly hold a fidelity bond required by the 1940 Act and Rule 17g-1 promulgated thereunder under which the Funds are named insureds; and

WHEREAS, Rule17g-1 under the 1940 Act requires that the named insureds under such a bond enter into an agreement with respect to certain matters;

NOW, THEREFORE, in consideration of the premises and the terms and provisions hereinafter set forth, the parties hereto agree as follows:

1.        Description of Bond. A fidelity bond has been issued by the issuer named in Schedule B of this Agreement that designates the Funds as named insureds (the “Bond”). The issuer or the amount of the Bond may change or be adjusted from time to time, and any change in the issuer shall be reflected in Schedule B to this Agreement, as amended from time to time.

2.        Minimum Recovery. In the event recovery is received under the Bond as a result of loss sustained by one or more of the Funds, each Fund shall receive an equitable and proportionate share of the recovery which shall be at least equal to the amount which each Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the 1940 Act.

3.        Term. The terms of this Agreement shall commence on the date hereof and shall terminate upon the termination or cancellation of the Bond or upon notice from any party hereto.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on August 25, 2010.

DOUBLELINE FUNDS TRUST, on behalf of each Fund specified in Schedule A

By:	/s/ Ronald R. Redell
Name: Ronald R. Redell
Title: President

SCHEDULE A

Funds

DoubleLine Total Return Bond Fund

DoubleLine Core Fixed Income Fund

DoubleLine Emerging Markets Fixed Income Fund

DoubleLine Multi-Asset Growth Fund

SCHEDULE B

Issuer

Westchester Fire Insurance Company

SCHEDULE B

(as amended on March 19, 2011)

Issuer

National Union Fire Insurance Company of

Pittsburgh, PA

FIDELITY BOND AGREEMENT

This Agreement (the “Agreement”) dated March 25, 2010, and as amended on August 25, 2010, is made by and among each series of DoubleLine Funds Trust (the “Trust”) specified in Schedule A, as amended from time to time, to this Agreement (each a “Fund” and together the “Funds”).

WITNESSETH:

WHEREAS, the Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Funds jointly hold a fidelity bond required by the 1940 Act and Rule 17g-1 promulgated thereunder under which the Funds are named insureds; and

WHEREAS, Rule17g-1 under the 1940 Act requires that the named insureds under such a bond enter into an agreement with respect to certain matters;

NOW, THEREFORE, in consideration of the premises and the terms and provisions hereinafter set forth, the parties hereto agree as follows:

1.        Description of Bond. A fidelity bond has been issued by the issuer named in Schedule B of this Agreement that designates the Funds as named insureds (the “Bond”). The issuer or the amount of the Bond may change or be adjusted from time to time, and any change in the issuer shall be reflected in Schedule B to this Agreement, as amended from time to time.

2.        Minimum Recovery. In the event recovery is received under the Bond as a result of loss sustained by one or more of the Funds, each Fund shall receive an equitable and proportionate share of the recovery which shall be at least equal to the amount which each Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the 1940 Act.

3.        Term. The terms of this Agreement shall commence on the date hereof and shall terminate upon the termination or cancellation of the Bond or upon notice from any party hereto.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on August 25, 2011.

DOUBLELINE FUNDS TRUST, on behalf of each Fund specified in Schedule A

By:	/s/ Ronald R. Redell
Name: Ronald R. Redell
Title: President

SCHEDULE A

(as amended on August 25, 2011 to add DoubleLine Low Duration Bond Fund)

Funds

DoubleLine Total Return Bond Fund

DoubleLine Core Fixed Income Fund

DoubleLine Emerging Markets Fixed Income Fund

DoubleLine Multi-Asset Growth Fund

DoubleLine Low Duration Bond Fund

SCHEDULE B

                             Issuer

National Union Fire Insurance Company of

Pittsburgh, PA

FIDELITY BOND AGREEMENT

This Agreement (the “Agreement”) dated March 25, 2010, and as amended on August 25, 2010, is made by and among each series of DoubleLine Funds Trust (the “Trust”) specified in Schedule A, as amended from time to time, to this Agreement (each a “Fund” and together the “Funds”).

WITNESSETH:

WHEREAS, the Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Funds jointly hold a fidelity bond required by the 1940 Act and Rule 17g-1 promulgated thereunder under which the Funds are named insureds; and

WHEREAS, Rule17g-1 under the 1940 Act requires that the named insureds under such a bond enter into an agreement with respect to certain matters;

NOW, THEREFORE, in consideration of the premises and the terms and provisions hereinafter set forth, the parties hereto agree as follows:

1.        Description of Bond. A fidelity bond has been issued by the issuer named in Schedule B of this Agreement that designates the Funds as named insureds (the “Bond”). The issuer or the amount of the Bond may change or be adjusted from time to time, and any change in the issuer shall be reflected in Schedule B to this Agreement, as amended from time to time.

2.        Minimum Recovery. In the event recovery is received under the Bond as a result of loss sustained by one or more of the Funds, each Fund shall receive an equitable and proportionate share of the recovery which shall be at least equal to the amount which each Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the 1940 Act.

3.        Term. The terms of this Agreement shall commence on the date hereof and shall terminate upon the termination or cancellation of the Bond or upon notice from any party hereto.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on August 25, 2011.

DOUBLELINE FUNDS TRUST, on behalf of each Fund specified in Schedule A

By:	/s/ Ronald R. Redell
Name: Ronald R. Redell
Title: President

SCHEDULE A

(as amended on November 16, 2012 to add DoubleLine Floating Rate Fund)

Funds

DoubleLine Total Return Bond Fund

DoubleLine Core Fixed Income Fund

DoubleLine Emerging Markets Fixed Income Fund

DoubleLine Multi-Asset Growth Fund

DoubleLine Low Duration Bond Fund

DoubleLine Floating Rate Fund

SCHEDULE B

                             Issuer

National Union Fire Insurance Company of

Pittsburgh, PA